Exhibit 99.2

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO’S THIRD QUARTER PROFITS GROW 140%

Sales volume offsets the impact on revenue of the continuing fall in the exchange rate

Perdigão ended the third quarter 2005 posting a net income of R$ 96.6 million, equivalent to an increase of 140% compared to the same period in the previous fiscal year. Sales volume to the overseas and domestic markets made a significant contribution to this result, reporting increases of 16.2% and 10.8%, respectively.

“The good performance in sales volume to the overseas and domestic markets was responsible for stabilizing earnings in the quarter despite the strong appreciation of 21% in the Real against the US dollar, resulting in a pressure in export revenue in local currency terms”, Wang Wei Chang, Perdigão’s CFO remarked.

According to Wang Wei Chang, higher sales volume to the overseas market reflects the aggressive internationalization project, which the company has been implementing for more than three years now. This has resulted in the consolidation of the Company’s position in traditional markets, the capturing of new customers and markets, as well as the launching of new products. In the domestic market, the increase in sales volume has been driven principally by sales of processed products, which grew 7.4%, and by in-natura products, which registered a sharp growth of 47.5%.

In the quarter, EBITDA registered R$ 165.8 million, a growth of 45.9% against the same period last year, due to sales performance and Company’s management of costs, productivity and expenses. EBITDA margin was 12.9%.

Perdigão’s net sales between July and September of this year surpassed the mark of R$ 1.28 billion with exports representing 57.7% of this revenue and totaling R$ 742.6 million.

Gross profit of R$ 365.2 million was 17.5% higher than recorded in the third quarter 2004, corresponding to a margin of 28.4% against 25.6% in the same quarter last year.

Perdigão invested R$ 58.6 million during the quarter, 122% more than the third quarter last year. Capital expenditures were mainly directed to the implementation of the Mineiros (GO) project, expansion projects at the Nova Mutum (MT) unit and the Distribution Centers, installation of new lines and ramping up the output of specialty and frozen products at various units as well as the expansion of the hatchery at the Agroindustrial Complex in Rio Verde (GO).

HIGHLIGHTS OF THE QUARTER

R$ million

	3rd quarter 2005	3rd quarter 2004	% Change
Gross Sales	1,459.9	1,378.3	5.9
Domestic Market	717.3	677.2	5.9
Exports	742.6	701.2	5.9
Net Sales	1,286.8	1,212.3	6.1
Gross Profit	365.2	310.9	17.5
EBIT	137.6	87.8	56.8
Net Income	96.6	40.3	139.9
EBITDA	165.8	113.6	45.9
Capital Expenditures	58.6	26.4	121.9

EXPORTS

Revenue from overseas sales in the quarter registered growth of 5.9%, a reflection of the continual decline in the foreign exchange rate over the period. On the other hand, sales volume was strong, particularly in elaborated and processed items, which reported an increase of 62.3%. Processed items did notably well — 114.3% higher — with an improvement of 9.1% in the output of in-natura products, led by a growth of 21.8% in pork meat export volume.

Europe remained the Company’s principal market, accounting for 28% of revenue. The Far East ranked second with 26%, followed by Eurasia (22%) and the Middle East (18.2%). Total sales amounted to 181.824 tons of products.

Average prices in US dollars rose about 17% but fell 8.7% in Reais. The appreciation in the foreign exchange rate was partially offset by market performance and an improvement in portfolio mix.

DOMESTIC MARKET

Domestic market sales were R$ 717.3 million, equivalent to a growth of 5.9% in relation to the third quarter 2004. Average prices for the period were 0.7% higher than those registered in the preceding year.

Perdigão launched 13 new products between July and September, widening its product range in several different segments. Among the new launch products are Boneless Chester® and the Quick Snack line with two options — Rock Dog – frankfurter roll and Panino Pizza – pizza filled with ham, cheese, tomatoes and oregano.

The Company’s market share in specialty meats in the most recent bimonthly period was 25.4%. Market share in frozen meats reached 34.1%, while in the segment of ready-to-eat pastas it was 37.4% and for frozen pizza, 31.9%.

SALES REACH R$ 4.3 BILLION

For the nine-month period from January to September 2005, Perdigão’s sales amounted to R$ 4.3 billion, a growth of 8% compared to the preceding year. Exports, which amounted to R$ 2.15 billion, accounted for 56.6% of company revenue.

Export volumes reached 518,794 tons, an increase of 17.4% over the nine-month period in 2004. Elaborated/processed products performed particularly strongly with a volume 66.8% higher.

Domestic market sales amounted to 410,159 tons while sales totaled R$ 2.16 billion, corresponding to a growth of 9% compared with 2004.

During the first nine months of 2005, the Company invested R$ 172.9 million, 59.6% of budget for 2005.

HIGHLIGHTS FOR THE FIRST NINE MONTHS 2005

R$ million

	YTD 2005	YTD 2004	% Change
Gross Sales	4,314.7	3,990.1	8.1
Domestic Market	2,162.2	1,984.1	9.0
Exports	2,152.5	2,006.0	7.3
Net Sales	3,801.8	3,517.4	8.1
Gross Profit	1,063.0	971.7	9.4
EBIT	400.8	362.7	10.5
Net Income	251.9	211.3	19.2
EBITDA	480.0	438.6	9.4
Capital Expenditures	172.9	59.6	190.1

EQUITY MARKET

Perdigão’s shares and ADRs performed above the principal Brazilian and international indexes. In the quarter, share prices rose 41% against 26.1% for the Ibovespa and 30.5% for the Corporate Governance Index (IGC). For the first nine months of the year, the Company also reported a better performance, appreciating 35.4% against the Ibovespa’s 20.6%.

In the quarter, the Dow Jones Industrial Average grew 2.9% while Perdigão’s, ADR’s rallied 48.1% over the same period.

November, 11th 2005,

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations,
f. 55 11 3718.5301 / 3718.5791